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Exhibit 21.1

SUBSIDIARIES OF ADVANCEPIERRE FOODS HOLDINGS, INC.

Name	Jurisdiction of Formation / Organization
Pierre Holdco, Inc.	Delaware
AdvancePierre Foods, Inc.	Delaware
Barber Foods, LLC	Maine
Clovervale Farms, LLC	Ohio
APF Legacy Subs, LLC	Ohio
Chefs Pantry, LLC	Ohio
Advance Food Company, LLC	Oklahoma

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  Exhibit 21.1